UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For the Period Ended: December 31, 1999
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type:
   Nothing in this form shall be construed to imply that the Commission has verified any information contained Herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

I-LINK INCORPORATED
Full Name of Registrant

MEDCROSS , INC.
Former Name if Applicable

13751 S. Wadsworth Park Drive , Suite 200
Address of Principal Executive Office (Street and Number)

Draper, Utah 84020
City, State, and Zip Code

PART II - RULES 12b-25 AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ] (c) The accountant's statement or other exhibit required by Rule
         12B-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     See Attached Exhibit A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          James Giauque           (801)           576-5000
             (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or position thereof? [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Attached Exhibit B

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                            I-LINK INCORPORATED
                (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2000          By: /s/ John M. Ames
                                  John M. Ames, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with this form will be made a matter of public record in the Commission file.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely report a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.

















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EXHIBIT A

PART III - NARRATIVE

The audited financial statements of I-Link Incorporated (the "Registrant") will not be completed by March 30, 2000, the last day for a timely filing of its Yearly Report on Form 10-K for the year ended December 31, 1999.

The Registrant was unable to compile information required for complete and accurate disclosure as required by Form 10-K and Regulation S-X in order to timely file Form 10-K.

The Registrant undertakes to file its Form 10-K no later than the fifteenth day following the due date.













































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EXHIBIT B

PART IV (3)

The Company anticipates that its results of operations for the year ended December 31, 1999 will reflect a net loss slightly less than its reported net loss for the year ended December 31, 1998. The decrease in net loss is primarily the result of growth in revenues of the Company in 1999 as compared to 1998. The Company anticipates its loss from continuing operations in 1999 will also be slightly less than its loss from continuing operations in 1998 for the same primary reason. The ultimate impact on operations for the year ended December 31, 1999 is presently being determined and accordingly cannot be quantified as of this date.













































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